FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 8th March 2006


                               File no. 0-17630


    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
           MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Myles P. Lee


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles P. Lee


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Myles P. Lee         208,742
Louise Lee             6,686


8 State the nature of the transaction

(i) Exercise of share options
(ii) Sale of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

85,080


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

75,080


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

(i)  21,956 @ EUR7.0899
     32,934 @ EUR12.6416
     30,190 @ EUR14.5652

(ii) EUR26.90


14. Date and place of transaction

(i)  8th March 2006
(ii) 8th March 2006, The Irish Stock Exchange.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

215,428


16. Date issuer informed of transaction

8th March 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification


.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Assistant Company Secretary


Date of notification

8th March 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

John L. Wittstock


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

John L. Wittstock


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John L. Wittstock


8 State the nature of the transaction

(i) Exercise of share options

(ii) Sale of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

68,838


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

20,917



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

(i)            EUR6.5347
(ii)           EUR26.90


14. Date and place of transaction

(i)  8th March 2006
(ii)  8th March 2006, The Irish Stock Exchange.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

125,180


16. Date issuer informed of transaction

8th March 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Assistant Company Secretary


Date of notification

8th March 2006




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Thomas W. Hill



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Thomas W. Hill


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Aurum Nominees Limited                 43,880
National City Nominees Limited         21,726
Bank of Ireland Nominees Limited        6,577
Thomas W. Hill                          5,798


8. State the nature of the transaction

(i) Exercise of share options

(ii) Sale of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

114,890


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

109,092


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-


13. Price per share or value of transaction

(i)            54,890 @ EUR18.0084
               60,000 @ EUR18.28

(ii)           EUR27.00


14. Date and place of transaction

(i)  8th March 2006
(ii)  8th March 2006, The Irish Stock Exchange.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

77,981


16. Date issuer informed of transaction

8th March 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Neil Colgan
+353 1 6344340


Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Assistant Company Secretary


Date of notification

8th March 2006


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  8th March 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director